As filed with the Securities and Exchange Commission on January 14, 2005

Registration No. 333-121634

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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AMENDMENT NO. 1
TO

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
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HYTHIAM, INC.

(Exact name of registrant as specified in its charter)

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Delaware (State or other jurisdiction of incorporation or organization)	8090 (Primary Standard Industrial Classification Code Number)	88-0464853 (I.R.S. Employer Identification Number)

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Hythiam, Inc.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025
(310) 444-4300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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John C. Kirkland, Esq.
Greenberg Traurig, LLP
2450 Colorado Avenue, Suite 400E
Santa Monica, California 90404
(310) 586-7700

(Address, including zip code, and telephone number, including area code, of agent for service)

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

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         The information in this preliminary prospectus is not complete and may be changed without notice. The Selling Shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and the Selling Shareholders are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale of these securities is not permitted.

The information in this preliminary prospectus is not complete and may be changed without notice. The Selling Shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and the Selling Shareholders are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 14, 2005

PROSPECTUS

5,108,874 Shares

Common Stock
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This prospectus relates to the resale of up to 5,108,874 shares of common stock of Hythiam, Inc., a Delaware corporation, that the shareholders whom we refer to in this document as the “Selling Shareholders” may offer from time to time. As used in this prospectus, “Selling Shareholders” includes the Selling Shareholders named in the table under the section titled “Selling Shareholders” beginning on page 14 of this prospectus. The shares of our common stock being offered by this prospectus were previously issued to the Selling Shareholders in unregistered sales of the securities.

As described in this prospectus under the section titled “Use of Proceeds,” we will not receive any of the proceeds from the sale of the shares of our common stock by the Selling Shareholders. We will bear the cost of the registration of these shares.

Subject to the restrictions described in this prospectus, the Selling Shareholders (directly, or through agents or dealers designated from time to time) may sell the shares of our common stock being offered by this prospectus from time to time, on terms to be determined at the time of sale. The prices at which these shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. See “Plan of Distribution” beginning on page 18.

Our common stock is quoted on the American Stock Exchange under the symbol “HTM.” On January 10, 2005, the last reported sale price of our common stock as reported on Amex was $5.60 per share.

Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 3 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

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The date of this prospectus is ____________, 2005

PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, especially “Risk Factors” and our financial statements and related notes.

Our Business

         Hythiam, Inc. is a healthcare services management company dedicated to the goal of delivering treatment solutions for those suffering from alcoholism and addiction. We seek to accomplish this by researching, developing, licensing and commercializing innovative physiological protocols. Additionally, we provide proprietary administrative services to assist physicians and facilities with staff education, clinical services, marketing and sales support and outcomes tracking methodologies for data analysis.

         Our HANDS™ Protocols are designed for use by healthcare providers to treat those diagnosed with dependencies to alcohol, cocaine, methamphetamine and other addictive stimulants, as well as combinations of these drugs. Our HANDS Protocols include medically supervised procedures designed to target receptor sites in the brain that regulate certain neurotransmitters implicated in brain processes of substance dependency. Changes in the neurochemistry of the brain underlie the hallmarks of substance dependency, including craving, tolerance, withdrawal symptoms and relapse. Our HANDS Protocols also provide for a maintenance program that includes medications and, in addition, we provide incentives for patients to continue with their recovery process through individualized continuing care programs. As a result, our HANDS Protocols represent a comprehensive approach to managing substance dependence that is designed to address both the physiological and psychological aspects of the disease, thereby offering patients an opportunity to transition into a healthier lifestyle.

         For the treatment of alcoholism, cocaine and other addictive stimulants, the HANDS Protocol consists of two to three consecutive days of detoxification treatment in a hospital or properly equipped outpatient settings, thereby reducing inpatient treatment time. For cocaine and other addictive stimulants there is a two day follow-up treatment three weeks later. Our limited initial results have not been obtained by formal research studies, may not be statistically significant, have not been subjected to detailed scientific scrutiny, and may not be indicative of the long-term future performance of our protocols. We plan to provide funding for unrestricted grants to academic and affiliated research institutions and other research organizations interested in conducting formal scientific studies of our HANDS Protocols. We generate revenues by charging fees to licensed healthcare providers for access to our proprietary protocols for use in treating their patients, and for providing administrative management services in connection with such treatments. The administrative services offered by us include provision of an on-site liaison, education and training, patient registration, continuing care information, marketing and sales support, and data collection and aggregation.

         We believe that the structure of our business and operations as outlined above is in substantial compliance with applicable laws and regulations. However, the healthcare industry is highly regulated, and the criteria are often vague and subject to change and interpretation by various federal and state legislatures, courts, enforcement and regulatory authorities. Our commercial viability is therefore subject to the legal and regulatory risks outlined in the “Risk Factors” section beginning on page 3 of this prospectus.

Our Offices

         We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025, and our telephone number is (310) 444-4300. Our website is located at www.hythiam.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information on our website a part of this prospectus.

The Offering

Common stock offered by Selling Shareholders	5,108,874 shares
Common stock issued and outstanding as of December 21, 2004	30,107,813 shares
Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus
Transfer Agent	American Stock Transfer & Trust Company
Amex Symbol	HTM

         The Selling Shareholders may sell the shares of our common stock subject to this prospectus from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The Selling Shareholders will act independently of Hythiam in making decisions with respect to the timing, manner and size of each sale. Furthermore, the Selling Shareholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise.

About this Prospectus

         This prospectus is part of a registration statement that we are filing with the Securities and Exchange Commission, or the “SEC,” on behalf of the Selling Shareholders, who are named in the table under the section titled “Selling Shareholders” beginning on page 14 of this prospectus, utilizing a “shelf” registration process. Under this shelf registration process, the Selling Shareholders may, from time to time until this registration statement is withdrawn from registration by Hythiam, sell the shares of our common stock being offered under this prospectus in one or more offerings.

         This prospectus provides you with a general description of the securities that the Selling Shareholders may offer. To the extent required, the number of shares of our common stock to be sold, the purchase price, the public offering price, the names of any agent or dealer and any applicable commission or discount with respect to a particular offering by any Selling Shareholder may be set forth in an accompanying prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described in the section titled “Incorporation of Certain Information By Reference,” beginning on page 21 below.

         You should rely only on the information contained in this prospectus or any related prospectus supplement. We have not, and the Selling Shareholders may not, authorized anyone to provide you with different information. We are not, and the Selling Shareholders are not, making an offer of the shares of our common stock to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any related prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the related prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. We undertake no obligation to publicly update or revise such information, whether as a result of new information, future events or any other reason.

         Prior to making a decision about investing in our common stock, you should carefully consider the specific risks contained in the section titled “Risk Factors” below, and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement or appearing in the registration statement of which this prospectus is a part.

         HANDS™, HANDS Treatment Protocol™, Hythiam™ and the Hythiam logo are trademarks of Hythiam. All other trademarks and trade names referred to in this prospectus are the property of their respective owners.

RISK FACTORS

         An investment in our common stock involves a high degree of risk. Before investing in our common stock, you should carefully consider the specific risks detailed in this “Risk Factors” section and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement. If any of these risks occur, our business, results of operations and financial condition could be harmed, the price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We are a development stage company with a limited operating history, making it difficult to evaluate our future performance

         We are a development stage company with a very limited history of operations. We were formed in February 2003, commenced operations in June 2003, and began generating limited revenues in the third quarter of 2003. Investors have no substantive financial information on prior operations to evaluate the company as an investment. Our potential future success must be viewed in light of the problems, expenses, difficulties, delays and complications often encountered in the formation of a new business. We will be subject to the risks inherent in the ownership and operation of a startup development stage company such as regulatory setbacks and delays, fluctuations in expenses, competition, the general strength of regional and national economies, and governmental regulation. Any failure to successfully address these risks and uncertainties would seriously harm our business and prospects.

We expect to continue to incur operating losses, and if we are not able to raise necessary additional funds we may have to reduce or stop operations

         We have not generated significant revenues or become profitable, may never do so, and may not generate sufficient working capital to cover the cost of operations. We had revenues of $75,000 in 2003 and $113,000 in the first nine months of 2004, all generated from a single hospital. Our accumulated deficit through September 30, 2004 was $12.1 million. We anticipate that operating deficits may continue to arise during the next 12 months of our operations. Because many of our costs generally will not decrease with decreases in revenues, the cost of operating the company may exceed the income therefrom during this period. No party has guaranteed to advance additional funds to us to provide for any such operating deficits. Our cash reserves were approximately $27 million as of December 21, 2004. Our current cash burn rate is approximately $1.1 million per month. If our revenues do not increase above current levels and our expenses continue at the current rate, our cash reserves will be exhausted in approximately two years, and we will be required to seek additional funds.

         We may seek additional funding through public or private financings or collaborative arrangements. If we obtain additional capital through collaborative arrangements, these arrangements may require us to relinquish greater rights to our technologies and protocols than we might otherwise have done. If we raise additional capital through the sale of equity, or securities convertible into equity, further dilution to our then existing stockholders will result. If we raise additional capital through the incurrence of debt, our business may be affected by the amount of leverage we incur, and our borrowings may subject us to restrictive covenants. Additional funding may not be available to us on acceptable terms, or at all. If we are unable to obtain adequate financing on a timely basis, we may be required to delay, reduce or stop operations, any of which would have a material adverse effect on our business.

We are dependent on third party healthcare providers licensing and using our products and services, and if they delay or fail to do so our revenues and earnings could be adversely affected

         The need to conduct the HANDS Protocol under the guidance of a physician requires us to enter into licenses with hospitals, properly equipped outpatient settings or other treatment facilities in order to provide convenient treatment access points for patients. Our sales are therefore dependent to a significant degree upon the relationships we can establish with hospitals, physicians and other healthcare facilities to utilize our protocols in treating their patients. Through September 30, 2004, all of our revenues have been derived from licensing fees from only one hospital, and only seven healthcare providers have entered into agreements with us. Rollout is anticipated to be dependent on our ability to negotiate and conclude licensing agreements within major metropolitan areas across the country. If we are unable to enter into similar arrangements with additional healthcare providers for any reason, that would significantly limit our growth potential and negatively impact our business prospects. In addition, if hospitals and healthcare providers do not generate sufficient patient volume and revenue they may not be willing to carry or continue to offer our products and services.

         The success of our protocols is ultimately dependent upon referrals of patients to facilities that license our technology and upon the use of our protocols by physicians in treating their patients. There is no requirement for physicians to refer their patients to facilities that license our protocols, or to use our protocols in treating their patients. They are free to refer patients to any other addiction treatment service, program or facility, and to treat their patients using whatever method they determine to be in the patients’ best interests. The failure of our products and services to generate physician referrals to facilities that use our products and services, or the loss of key referring physicians or physicians that use our protocols could have a material adverse effect on operations and could adversely affect our revenues and earnings.

We may be dependent on third party collaborations to develop our products and services and, if they fail or refuse to perform, commercialization of our protocols may be delayed

         Our future success will depend in part on establishing and maintaining effective strategic partnerships and collaborations to gain access to treatment modalities, expand and complement our research, development and commercialization capabilities, and reduce the cost of developing and commercializing protocols on our own. While we are in discussions with a number of companies and institutions to establish relationships and collaborations, we may not reach definitive agreements with any of them. Even if we enter into these arrangements, we may not be able to maintain these relationships or establish new ones in the future on acceptable terms. Furthermore, these arrangements may require us to grant rights to third parties or may have other terms that are burdensome to us, and may involve the acquisition of our securities. Our partners may decide to develop alternative technologies either on their own or in collaboration with others. If any of our partners terminate their relationship with us or fail to perform their obligations in a timely manner, the development or commercialization of our potential technology and protocols may be substantially delayed.

We may fail to successfully manage and maintain the growth of our business, which could adversely affect our results of operations

         As we implement commercial operations and continue expanding our sales and marketing activities, this expansion could put significant strain on our management, operational and financial resources. To manage future growth, we will need to continue to hire, train and manage additional employees, particularly a specially-trained sales force to market our protocols. Concurrent with expanding our operational and marketing activities, we will also be increasing our research and development activities, most significantly the development of protocols for other types of addictions, with the expectation of ultimately commercializing those products. We have maintained a small financial and accounting staff, and our reporting obligations as a public company, as well as our need to comply with the requirements of the Sarbanes-Oxley Act of 2002, the rules and regulations of the SEC and the American Stock Exchange, will place significant demands on our financial and accounting staff, on our financial, accounting and information systems and on our internal controls. As we grow, we will need to add additional accounting staff and continue to improve our financial, accounting and information systems and internal controls in order to fulfill our reporting responsibilities and to support growth in our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our anticipated growth or that management will be able to hire, train, retain, motivate and manage required personnel. Our failure to manage growth effectively could limit our ability to achieve our marketing and commercialization goals or to satisfy our reporting and other obligations as a public company.

Our treatment protocols may not be as effective as we believe them to be, which could limit or prevent us from establishing and maintaining product revenues

         Our belief in the efficacy of our treatment protocols is based on a limited number of unpublished studies, primarily in Spain, and our very limited initial experience with a small number of patients in the United States. Such results may not be statistically significant, have not been subjected to detailed scientific scrutiny, and may not be indicative of the long-term future performance of our protocols. While we have not experienced such problems, if our treatment protocols cannot be effectively implemented on a large scale basis or the initially indicated results cannot be successfully replicated, we may be unable to implement our business model.

Our marketing efforts may not result in acceptance of our protocols in the marketplace, which could adversely affect our revenues and earnings

         While we have been able to generate initial interest in our protocols among a limited number of healthcare providers, there can be no assurance that our efforts or the efforts of others will be successful in fostering acceptance of our protocols in the target markets. Of the approximately 45 healthcare providers who have entered into the confidentiality agreement we require in order to disclose information about our treatment protocols, we entered into active discussions or negotiations with approximately thirty. As of the date of this prospectus, seven have licensed our protocols, one has declined primarily because it did not have the required bed license for a chemical dependency unit, and we remain in various levels of discussions with the others. If our marketing and promotional efforts are not as successful as we expect them to be, the likelihood of expending all of our funds prior to reaching a level of profitability will be increased.

         Marketplace acceptance of our protocols may largely depend upon healthcare providers’ interpretation of our limited data, or upon reviews and reports that may be given by independent researchers. We plan to provide funding for unrestricted grants to academic and affiliated research institutions and other research organizations interested in conducting formal scientific studies of our HANDS Protocols. In the event the testing by such groups does not give our treatment technology high approval ratings, it is unlikely we will be able to achieve significant market acceptance.

Our industry is highly competitive, and we may not be able to compete successfully

         The healthcare business in general, and the addiction treatment business in particular, are highly competitive. Hospitals and healthcare providers that treat addiction are highly competitive, and we must convince them that they will benefit by use of our protocols. We will compete with many types of addiction treatment facilities and other service providers, many of whom are more established and better funded than we are. Many of these other products and services are well established in the same markets we will target, have substantial sales volume, and are provided and marketed by companies with much greater financial resources, facilities, organization and experience than we have.

         The addiction medication naltrexone is marketed by a number of generic pharmaceutical companies as well as under the trade name ReVia® by Bristol Myers Squibb. Although naltrexone must be administered on a chronic or continuing basis and is associated with relatively high rates of side effects, including nausea, it has been shown to reduce cravings in the treatment of alcoholism. U.S. sales are estimated to be just under $25 million per year for this treatment.

         The French pharmaceutical firm Sanofi Aventis SA has announced plans to seek FDA approval for the experimental drug rimonabant, trade name Acomplia, next year. It claims the drug may be used to treat addiction, including fighting relapse in alcohol and cocaine abuse. No human test results for rimonabant in alcohol abuse have yet been published.

         There are also a number of companies reported to be developing medications for reducing craving in the treatment of alcoholism. These include:

•	Alkermes is developing a depot form of naltrexone. This product is a long-acting injectable form of naltrexone intended to be administered by a physician via monthly injections. A press release reports the product was found to reduce the rate of heavy drinking in males by 25% to 48% relative to placebo, depending on dosage, but to have no statistically significant impact on drinking in women. Alkermes reports that it intends to submit an NDA to the FDA by the end of 2004.

•	Merck AG has received FDA approval to market Campral® Delayed-Release Tablets (acamprosate calcium), an NMDA antagonist. The product must be taken two to three times per day on a chronic or long-term basis. Forest Pharmaceuticals has announced that it intends to market this product within the U.S.

         We see these products as being potentially useful during the continuing care phase of treatment following treatment by the HANDS Protocols, but not being directly competitive. To the best of our knowledge, there are no treatments or medications approved, marketed or in development within the U.S. that reduce the cravings for cocaine, methamphetamine or other additive prescription psychostimulants. However, our competitors may develop and introduce new processes and products that are equal or superior to our protocols in treating addictions. Accordingly, we may be adversely affected by any new processes and technology developed by our competitors.

         There are approximately 2,500 facilities reporting to the Substance Abuse and Mental Health Services Administration to provide detoxification services on an inpatient or outpatient basis. Well known examples of residential treatment programs include Betty Ford Center, the Caron Foundation, Hazeldon Institute and Sierra Tucson. In addition, individual physicians may provide detoxification treatment in the course of their practices. We believe the HANDS Protocols offer an advantage to traditional alternatives because it provides a detoxification methodology that is non-sedating, can be completed in only two to three days, offers an immediate improvement in cognitive function, and reduces craving, a primary cause of relapse. For cocaine and other addictive stimulants there is a two day follow-up treatment three weeks later.

         However, we anticipate several potential points of resistance to penetrating the addiction treatment market. First, there is the historical focus on the use of psychological or behavioral therapies as opposed to medical or physiological treatments for addiction. Healthcare providers and potential patients may be resistant to the transition of treating addiction as a disease rather than as a behavioral aberration. Second, healthcare providers may be reluctant to use the HANDS Protocols due to the absence of published clinical studies supporting their efficacy. While we have embarked upon an active clinical program which is intended to lead to publications in medical journals, there can be no assurance that the clinical program will lead to acceptable results or that the results will be published. If we are unable to penetrate these substantial barriers to entry we may not be able to successfully implement our business plan.

We depend on key personnel, the loss of which could impact the ability to manage our business

         Our future success depends on the performance of our senior management and key professional personnel. It therefore depends to a significant extent on retaining the services of our key executive officers, in particular our Chairman and Chief Executive Officer, Terren S. Peizer, our Director and Chief Operating Officer, Anthony M. LaMacchia, our Chief Financial Officer, Chuck Timpe, our Senior Vice President of Marketing and Business Development, James W. Elder, and our Senior Vice President of Medical Affairs, David E. Smith, M.D. Each of these key executives is party to an employment agreement which, subject to termination for cause or good reason, has a term of four or five years. While we believe our relationships with our executives are good and do not anticipate any of them leaving in the near future, the loss of the services of Mr. Peizer or any other key member of management could have a material adverse effect on our ability to manage our business. While we have not experienced any problems in attracting and retaining desirable employees, our success is dependent upon our ability to continue to attract and retain qualified management, professional, administrative and sales personnel to support our future growth.

We are subject to personal injury claims, which could result in substantial liabilities that may exceed our insurance coverage

         All significant medical treatments and procedures, including our treatment protocols, involve the risk of serious injury or death. While we have not been the subject of any personal injury claims, our business entails an inherent risk of claims for personal injuries, which are subject to the attendant risk of substantial damage awards. A significant source of potential liability is negligence or alleged negligence by physicians treating patients using our protocols. In addition, our contracts may require us to indemnify physicians, hospitals or their affiliates for losses resulting from claims of negligence. There can be no assurance that a future claim or claims will not be successful or, including the cost of legal defense, will not exceed the limits of available insurance coverage.

         We currently have insurance coverage for up to $5 million per year for personal injury claims. We may not be able to maintain adequate liability insurance, in accordance with standard industry practice, with appropriate coverage based on the nature and risks of our business, at acceptable costs and on favorable terms. Insurance carriers are often reluctant to provide liability insurance for new healthcare services companies and products due to the limited claims history for such companies and products. In addition, based on current insurance markets, we expect that liability insurance will be more difficult to obtain and that premiums will increase over time. In the event of litigation, regardless of its merit or eventual outcome, or an award against us during a time when we have no available insurance or insufficient insurance, we may sustain significant losses of our operating capital which may substantially impair or destroy the investments of stockholders.

Risks Related To Our Intellectual Property

We may not be able to adequately protect the proprietary treatment protocols which are the core of our business

         We consider the protection of our proprietary treatment protocols to be critical to our business prospects. We obtained the rights to some of our most significant patent-pending technologies through a license agreement which is subject to a number of conditions and restrictions, and a breach or termination of that agreement could significantly impact our ability to use and develop our technologies.

         In addition, the pending patent applications filed and licensed by us may not issue as patents, and any issued patents may not provide us with significant competitive advantages. Any of the patents that have been or may be issued to us will expire twenty years after they are filed. Other inventors may have filed earlier patent applications of which we are unaware and that may prevent our patent applications from being granted. Competitors or others may at any time institute challenges against the validity or enforceability of any patent owned by us, and if successful our patents may be invalidated. In addition, the cost of litigation to uphold the validity of patents, and to protect and prevent infringement of patents can be substantial. Maintaining and prosecuting a patent portfolio might require funds that may not be available.

         We may not be able to adequately protect the aspects of our treatment protocols that are not subject to patent protection, or are subject to only limited patent protection. Furthermore, competitors and others may independently develop similar or more advanced treatment protocols and technologies, may design around aspects of our technology, or may discover or duplicate our trade secrets and proprietary methods.

         To the extent we utilize processes and technology that constitute trade secrets under state laws, we must implement appropriate levels of security for those trade secrets to secure the protection of such laws, which we may not do effectively. For some of our proprietary rights, we may need to secure assignments of rights from independent contractors and third parties to perfect our rights, and if we fail to do so they may retain ownership rights in the intellectual property upon which our business is based. Policing compliance with our confidentiality agreements and unauthorized use of our technology is difficult, and we may be unable to determine whether piracy of our technology has occurred. In addition, the laws of many foreign countries do not protect proprietary rights as fully as the laws of the United States.

         While we have not had any such problems to date, the loss of any of the proprietary rights which we believe are protected under the foregoing intellectual property safeguards may result in the loss of our competitive advantage over present and potential competitors.

Confidentiality agreements with employees, licensees and others may not adequately prevent disclosure of trade secrets and other proprietary information

         In order to protect our proprietary technology and processes, we rely in part on confidentiality provisions in our agreements with employees, licensees, treating physicians and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information. To date we have had one instance, in February 2004, in which it was necessary to send a formal demand to cease and desist using our protocols to treat patients to a consultant who had signed a confidentiality agreement. He subsequently complied with the demand and signed an innovation, proprietary information and confidentiality agreement, and an intellectual property assignment agreement. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may not be able to adequately protect our other intellectual property rights, which could limit our ability to compete

         While we believe we have proprietary ownership, assigned or licensed rights in intellectual property which is capable of protection under federal copyright and patent laws, and under state laws regarding trade secrets, we may not have taken appropriate legal measures, and may not be able to adequately secure the necessary protections for our intellectual property. We have not patented all of our technologies, or registered all of our trademarks or copyrights and, until we do so, we must rely on various state and common law rights for enforcement of the rights to exclusive use of our trade secrets, trademark and copyrights.

         Our trademark applications for our trademarks HANDS™, The HANDS Patient Protocol™, HANDS Treatment Protocol™, Hythiam™ and the Hythiam logo are pending before the U.S. Patent and Trademark Office, and we have not yet been granted registration for these marks. If our trademark registrations are objected to or denied that may impact our ability to use and protect our brand names and company and product identity.

         Although we have applied for trademarks for some of our brand names, and patents on some of our products, in the future we may decide not to secure federal registration of certain copyrights, trademarks or patents to which we may be entitled. Failure to do so, in the case of copyrights and trademarks, may reduce our access to the courts, and to certain remedies of statutory damages and attorneys’ fees, to which we may be entitled in the event of a violation of our proprietary and intellectual rights by third parties. Similarly, the failure to seek registration of any patents to which we may be entitled may result in loss of patent protection should a third party copy the patentable equipment, technology or process. The loss of any proprietary rights which are protectable under any of the foregoing intellectual property safeguards may result in the loss of a competitive advantage over present or potential competitors, with a resulting decrease in the profitability for us. There is no guarantee that such a loss of competitive advantage could be remedied or overcome by us at a price which we would be willing or able to pay.

We may be subject to claims that we infringe the intellectual property rights of others, and unfavorable outcomes could harm our business

         Our future operations may be subject to claims, and potential litigation, arising from our alleged infringement of patents, trade secrets or copyrights owned by other third parties. We intend to fully comply with the law in avoiding such alleged infringements. However, within the healthcare, drug and bio-technology industry, established companies have actively pursued such infringements, and have initiated such claims and litigation, which has made the entry of competitive products more difficult. There can be no guarantee that we will not experience such claims or litigation initiated by existing, better-funded competitors. Court-ordered injunctions may prevent us from bringing new products to market, and the resulting loss of revenues and expenses of litigation may substantially affect our ability to meet our expenses and continue operations.

Risks Related to Our Industry

The healthcare industry in which we operate is subject to substantial regulation by state and federal authorities, which could hinder, delay or prevent us from commercializing our protocols

         We generate revenues by charging fees directly to the healthcare providers who license our technology and contract for our services. The healthcare industry is highly regulated and continues to undergo significant changes as third-party payors, such as Medicare and Medicaid, traditional indemnity insurers, managed care organizations and other private payors increase efforts to control cost, utilization and delivery of healthcare services. Although we and our licensees do not currently bill or seek reimbursement from Medicare, Medicaid or other governmental organizations for the treatment of patients using the HANDS Protocols, we are nevertheless subject to the overall effect of the changes created by increased cost control and financial pressures on the industry. We believe that this industry will continue to be subject to increasing regulation, political and legal action, the scope and effect of which we cannot predict. Legislation is continuously being proposed, enacted and interpreted at the federal, state and local levels to regulate healthcare delivery and relationships between and among participants in the healthcare industry. Many healthcare laws are complex, applied broadly and subject to interpretation by courts and government agencies. Many existing healthcare laws and regulations were enacted without anticipation of our business structure or our products and services, yet these laws and regulations may be applied to us and our products and services. Our failure, or the failure of our customers and business partners, accurately to anticipate the application of these healthcare laws and regulations could create liability for us and negatively impact our business.

         Healthcare companies are subject to extensive and complex federal, state and local laws, regulations and judicial decisions governing various matters such as the licensing and certification of facilities and personnel, the conduct of operations, billing policies and practices, policies and practices with regard to patient privacy and confidentiality, and prohibitions on payments for the referral of business and self-referrals. There are federal and state laws that govern patient referrals, physician financial relationships, submission of healthcare claims and inducement to beneficiaries of federal healthcare programs. Many states prohibit business corporations from practicing medicine, employing or maintaining control over physicians who practice medicine, or engaging in certain business practices, such as splitting fees with healthcare providers. Some or all of these state and federal regulations may apply to us or the services we intend to provide or may provide in the future.

         In addition, the Food and Drug Administration, or FDA, regulates development, testing, labeling, manufacturing, marketing, distribution, record-keeping and reporting requirements for prescription drugs, medical devices and biologics. Compliance with laws and regulations enforced by these agencies may be required relative to any medical products or services developed or used by us. Failure to comply with applicable laws and regulations may require modification and redesign of our products, or elimination of the product. We may not have the financial resources to modify our products or implement new designs. Accordingly, our ability to market our protocols in compliance with applicable laws and regulations may be a threshold test for our survival.

         There can be no assurance that government regulations applicable to our proposed products and services or the interpretation thereof will not change and any such changes could prevent us from marketing some or all of our products and services for a period of time or permanently. We are unable to predict the extent of adverse governmental regulation which might arise from future federal, state or foreign legislative, judicial or administrative action. The federal government from time to time has made proposals to change aspects of the delivery and financing of healthcare services. We cannot predict what form any such legislation may take, how the courts would interpret it, or what effect such legislation would have on our business. It is possible that any such legislation ultimately enacted will contain provisions which may adversely affect our business.

We may be subject to regulatory and investigative proceedings, which may find that our policies and procedures do not fully comply with complex and changing healthcare regulations

         We have established policies and procedures that we believe will be sufficient to ensure that we operate in substantial compliance with applicable laws, regulations and requirements. Patients treated using the HANDS Protocol receive medical care in accordance with orders from their attending physicians. Each licensed physician is responsible for exercising their own independent medical judgment in determining the specific application of our treatment protocols, and the appropriate course of care for each patient. No employment relationship is expected to exist between us and the attending physicians who treat patients using our protocol. In the course of performing our administrative duties, we may bill and collect funds from patients on behalf of the healthcare provider, and disburse a portion of that money to the facility and/or the attending physician for professional services rendered. We do not currently operate our own healthcare facilities, employ our own treating physicians or provide medical advice or treatment to patients. The hospitals and licensed healthcare facilities that contract for the use of our technology own their facility license, and control and are responsible for the clinical activities provided on their premises. After the treatment procedure, local clinics and healthcare providers specializing in drug abuse treatment administer and provide follow up care. While we believe that our business practices are consistent with applicable law, the criteria are often vague and subject to change and interpretation.

         We may become the subject of regulatory or other investigations or proceedings, and our interpretations of applicable laws and regulations may be challenged. The defense of any such challenge could result in substantial cost and a diversion of management’s time and attention. Thus, any such challenge could have a material adverse effect on our business, regardless of whether it ultimately is successful. If we fail to comply with any applicable laws, or a determination is made that we have failed to comply with these laws, our financial condition and results of operations could be adversely affected. In addition, changes in health care laws or regulations may restrict our operations, limit the expansion of our business or impose additional compliance requirements.

The promotion of our products and services may be found to violate federal law concerning “off-label” uses of prescription drugs, which could prevent us from marketing our protocols

         The Food Drug & Cosmetic Act, or FDC Act, requires that prescription drugs be approved for a specific medical indication by the FDA prior to their marketing in interstate commerce. Our procedural medical protocols call for the use of prescription drugs for the treatment of chemical dependency and drug addiction, conditions not named in the drugs’ official labeling. While the FDA allows for pre-approval exchange of scientific information, provided it is nonpromotional in nature and does not draw conclusions about the ultimate safety or effectiveness of the unapproved drug, and generally does not regulate licensed physicians who prescribe approved drugs for non-approved or “off-label” uses in the independent practice of medicine, our promotion of our products and services may be found to violate FDA regulations or the FDC Act. The FDA has broad discretion in interpreting those regulations. If the FDA determines that our promotion of our medical treatment protocols constitutes labeling or the promotion of prescription drugs for unapproved uses, or brings an enforcement action against us for violating the FDC Act or FDA regulations, we may be unable to continue operating under our current business model. Even if we defeat any FDA challenge, the expenses associated with defending the claim or negative publicity concerning our off-label use of drugs could adversely affect our business and results of operation.

Treatment using our protocol may be found to require review or approval, which could delay or prevent the study or use of our protocols

         The FDA asserts jurisdiction over all clinical trials, or experiments, in which a drug is administered to human subjects. Hospitals and clinics have established Institutional Review Boards, or IRBs, to review and approve clinical trials using investigational treatments in their facilities. Certain investigations involving new drugs or off-label uses for approved drugs are subject to FDA approvals. While the decision about seeking IRB review is in the discretion of, and is the responsibility of, each hospital or physician, use of our treatment protocol by individual physicians in treating their patients may be found to constitute a clinical trial or investigation that requires IRB review or FDA approval. FDA has broad authority in interpreting and applying its regulations, so there can be no assurance that FDA will not find that use of our protocols by our licensees or collection of outcomes data on that use constitutes a clinical investigation subject to IRB and FDA jurisdiction. Individual hospitals and physicians may also submit their use of our protocols in treatment to their IRBs and there is no assurance individual IRBs will not find that use to be a clinical trial that requires FDA approval or that they will not prohibit or place restrictions on that use. Either of these results may adversely affect our business and the ability of our customers to use our protocols.

Our business practices may be found to constitute illegal fee-splitting or corporate practice of medicine, which may lead to penalties and adversely affect our business

         Many states, including California in which our principal executive offices are located, have laws that prohibit business corporations, such as Hythiam, from practicing medicine, exercising control over medical judgments or decisions of physicians, or engaging in certain arrangements, such as employment or fee-splitting, with physicians. Courts, regulatory authorities or other parties, including physicians, may assert that we are engaged in the unlawful corporate practice of medicine by providing administrative and ancillary services in connection with our protocols, or that our contractual arrangements to license our technology for a portion of the patient fees constitute improper fee-splitting, in which case we could be subject to civil and criminal penalties, our contracts could be found legally invalid and unenforceable, in whole or in part, or we could be required to restructure our contractual arrangements. There can be no assurance that this will not occur or, if it does, that we would be able to restructure our contractual arrangements on favorable terms.

Our business practices may be found to violate anti-kickback, self-referral or false claims laws, which may lead to penalties and adversely affect our business

         The healthcare industry is subject to extensive federal and state regulation with respect to financial relationships and “kickbacks” involving health care providers, physician self-referral arrangements, filing of false claims and other fraud and abuse issues. Federal anti-kickback laws and regulations prohibit certain offers, payments or receipts of remuneration in return for (i) referring patients covered by Medicare, Medicaid or other federal health care program, or (ii) purchasing, leasing, ordering or arranging for or recommending any service, good, item or facility for which payment may be made by a federal health care program. In addition, federal physician self-referral legislation, commonly known as the Stark law, generally prohibits a physician from ordering certain services reimbursable by Medicare, Medicaid or other federal healthcare program from any entity with which the physician has a financial relationship. While we do not currently seek such third party reimbursement, we intend to do so in the future. In addition, many states have similar laws, some of which are not limited to services reimbursed by federal healthcare programs. Other federal and state laws govern the submission of claims for reimbursement, or false claims laws. One of the most prominent of these laws is the federal False Claims Act. In recent cases, the government has taken the position that violations of other laws, such as the anti-kickback laws or the FDA prohibitions against promotion of off-label uses of drugs, should also be prosecuted as violations of the False Claims Act.

         While we believe we have structured our relationships to comply with all applicable requirements, federal or state authorities may claim that our fee arrangements, agreements and relationships with contractors, hospitals and physicians violate these anti-kickback, self-referral or false claims laws and regulations. These laws are broadly worded and have been broadly interpreted by courts. It is often difficult to predict how these laws will be applied, and they potentially subject many typical business arrangements to government investigation and prosecution, which can be costly and time consuming. Violations of these laws are punishable by monetary fines, civil and criminal penalties, exclusion from participation in government-sponsored health care programs and forfeiture of amounts collected in violation of such laws. Some states also have similar anti-kickback and self-referral laws, imposing substantial penalties for violations. If our business practices are found to violate any of these provisions, we may be unable to continue with our relationships or implement our business plans, which would have an adverse effect on our business and results of operations.

We may be subject to healthcare anti-fraud initiatives, which may lead to penalties and adversely affect our business

         State and federal governments are devoting increased attention and resources to anti-fraud initiatives against healthcare providers, taking an expansive definition of fraud that includes receiving fees in connection with a healthcare business that is found to violate any of the complex regulations described above. Recent legislation expanded the penalties for heath care fraud, including broader provisions for the exclusion of providers from the Medicare, Medicaid and other healthcare programs. While to our knowledge we have not been the subject of any anti-fraud investigations, if such a claim were made defending our business practices could be time consuming and expensive, and an adverse finding could result in substantial penalties or require us to restructure our operations, which we may not be able to do successfully.

Our use and disclosure of patient information is subject to privacy regulations, which may result in increased costs

         In conducting research or providing administrative services to healthcare providers in connection with the use of our protocols, we may collect, use, maintain and transmit patient information in ways that will be subject to many of the numerous state, federal and international laws and regulations govern the collection, dissemination, use and confidentiality of patient-identifiable health information, including the federal Health Insurance Portability and Accountability Act of 1996 and related rules, or HIPAA. The three rules that were promulgated pursuant to HIPAA that could most significantly affect our business are the Standards for Electronic Transactions, or Transactions Rule; the Standards for Privacy of Individually Identifiable Health Information, or Privacy Rule; and the Health Insurance Reform: Security Standards, or Security Rule. The respective compliance dates for these rules for most entities were and are October 16, 2003, April 16, 2003 and April 21, 2005. HIPAA applies to covered entities, which include most healthcare facilities and health plans that will contract for the use of our protocols and our services. The HIPAA rules require covered entities to bind contractors like Hythiam to compliance with certain burdensome HIPAA rule requirements. Other federal and state laws restricting the use and protecting the privacy of patient information also apply to our customers directly and to us, either directly or indirectly.

         The HIPAA Transactions Rule establishes format and data content standards for eight of the most common healthcare transactions. When we perform billing and collection services on behalf of our customers we may be engaging in one of more of these standard transactions and will be required to conduct those transactions in compliance with the required standards. The HIPAA Privacy Rule restricts the use and disclosure of patient information, requires entities to safeguard that information and to provide certain rights to individuals with respect to that information. The HIPAA Security Rule establishes elaborate requirements for safeguarding patient information transmitted or stored electronically. We may be required to make costly system purchases and modifications to comply with the HIPAA rule requirements that will be imposed on us and our failure to comply may result in liability and adversely affect our business.

         Federal and state consumer protection laws are being applied increasingly by the Federal Trade Commission, or FTC, and state attorneys general to regulate the collection, use and disclosure of personal or patient information, through web sites or otherwise, and to regulate the presentation of web site content. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access.

         Numerous other federal and state laws protect the confidentiality of patient information. These laws in many cases are not preempted by the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our customers and potentially exposing us to additional expense, adverse publicity and liability. Other countries also have, or are developing, laws governing the collection, use and transmission of personal or patient information and these laws could create liability for us or increase our cost of doing business.

         New health information standards, whether implemented pursuant to HIPAA, congressional action or otherwise, could have a significant effect on the manner in which we must handle health care related data, and the cost of complying with these standards could be significant. If we do not properly comply with existing or new laws and regulations related to patient health information in conducting research or providing services we could be subject to criminal or civil sanctions.

We may not be able to profitably adapt to the changing healthcare and addiction treatment industry, which may reduce or eliminate our commercial opportunity

         Healthcare organizations, public and private, continue to change the manner in which they operate and pay for services. In recent years, the healthcare industry has been subject to increasing levels of government regulation of reimbursement rates and capital expenditures, among other things. For example, while we do not believe it will impact our operations because we do not currently seek Medicare reimbursement, the recently enacted Medicare Prescription Drug, Improvement and Modernization Act of 2003 changes substantially the way Medicare will pay for prescription drugs and also creates or reforms other healthcare reimbursement. Proposals to reform the healthcare system have been considered by Congress and state legislatures. Any new legislative initiatives, if enacted, may further increase government regulation of or other involvement in healthcare, lower reimbursement rates and otherwise change the operating environment for healthcare companies. We cannot predict the likelihood of all future changes in the healthcare industry in general, or the addiction treatment industry in particular, or what impact they may have on our earnings, financial condition or business.

Risks Related to Our Common Stock

The sale of shares by the Selling Shareholders may significantly impact the market price of our common stock

         The effective registration and sale of shares by the Selling Shareholders may significantly affect the market price of our stock. Most of the Selling Shareholders acquired their shares at $4.50 in a private placement on December 14, 2004. We currently have 12,087,497 registered shares eligible for trading on Amex. The 5,108,874 shares provided for in this registration statement represent approximately 17% of our 30,107,813 currently outstanding shares of common stock. Because the shares are being registered on behalf of the Selling Shareholders, we have no control over which of the Selling Shareholders will actually sell all or any portion of their shares, or at what price.

         In addition, future sales of substantial amounts of our common stock, including shares that we may issue upon exercise of outstanding options and warrants, could adversely affect the market price of our common stock. Further, if we raise additional funds through the issuance of common stock or securities convertible into or exercisable for common stock, the percentage ownership of our stockholders will be reduced and the price of our common stock may fall.

Our stock price may be subject to substantial volatility, and you may lose all or a substantial part of your investment

         Our common stock is traded on the American Stock Exchange. There is a limited public float, and trading volume historically has been limited and sporadic. Over the last year, our common stock traded between $1.86 and $8.55 per share on very limited volume ranging from zero to 280,000 shares per day. As a result, the current price for our common stock on the Amex is not necessarily a reliable indicator of our fair market value. The price at which our common stock will trade may be highly volatile and may fluctuate as a result of a number of factors, including, without limitation, the number of shares available for sale in the market, quarterly variations in our operating results and actual or anticipated announcements of new products or services by us or competitors, regulatory investigations or determinations, acquisitions or strategic alliances by us or our competitors, recruitment or departures of key personnel, the gain or loss of significant customers, changes in the estimates of our operating performance, market conditions in our industry and the economy as a whole.

The company is controlled by a single principal stockholder who has the ability to determine the election of directors and the outcome of matters submitted to stockholders

         As of December 21, 2004, Reserva, LLC, a limited liability company whose sole managing member is Terren S. Peizer, our chairman and chief executive officer, beneficially owned 13,740,000 shares, which represent approximately 46% of our 30,107,813 shares of outstanding common stock. As a result, he presently and may continue to have the ability to determine or significantly influence the election of our board of directors and the outcome of all other issues submitted to our stockholders. The interests of this stockholder may not always coincide with our interests or the interests of other stockholders, and it may act in a manner that advances its best interests and not necessarily those of other stockholders. One consequence to this substantial stockholder’s control is that it may be difficult for investors to remove management of the company. It could also deter unsolicited takeovers, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

Provisions in our certificate of incorporation, bylaws and Delaware law could discourage a change in control, and adversely affect existing stockholders

         Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with “interested stockholders.”

         These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

We have never paid cash dividends and do not intend to do so

         We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters

         Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the Securities and Exchange Commission and by the American Stock Exchange, will result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. New rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs to comply with any new rules and regulations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

         This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management, markets for stock of Hythiam and other matters. Statements in this prospectus that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Such forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of Hythiam, wherever they occur, are necessarily estimates reflecting the best judgment of the senior management of Hythiam on the date on which they were made, or if no date is stated, as of the date of this prospectus. These forward-looking statements are subject to risks, uncertainties and assumptions, including those described in the section entitled “Risk Factors,” beginning on page 3 that may affect the operations, performance, development and results of our business. Because the factors discussed in this prospectus could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any such forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

         You should understand that the following important factors, in addition to those discussed in the “Risk Factors” section, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements:

•	general economic conditions,

•	the effectiveness of our planned advertising, marketing and promotional campaigns,

•	physician and patient acceptance of our products and services, including newly introduced products,

•	competition among addiction treatment centers,

•	anticipated trends and conditions in the industry in which we operate, including regulatory changes,

•	development of new treatment modalities,

•	our future capital needs and our ability to obtain financing, and

•	other risks and uncertainties as may be detailed from time to time in our public announcements and filings with the SEC.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason. All subsequent forward-looking statements attributable to Hythiam or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

USE OF PROCEEDS

         All of our common stock being offered under this prospectus is being sold by or for the account of the Selling Shareholders. We will not receive any proceeds from the sale of our common stock by or for the account of the selling stockholders.

SELLING SHAREHOLDERS

         On July 22, 2004, we issued 8,322 shares of our common stock to a consultant as consideration for services. On October 1, 2004, we agreed to issue 83,221 shares of our common stock to a licensor, and on December 14 and 15, 2004 we agreed to issue 5,017,331 shares of our common stock to approximately 45 investors, in unregistered sales of equity securities as more fully described in our Current Reports on Form 8-K filed with the SEC on October 6, December 15 and 17, 2004 and incorporated by reference on page 21 below. We have agreed to register for resale by these shareholders, which are listed below (the “Selling Shareholders”), all of the shares of common stock we issued to them.

         The table below presents information regarding the Selling Shareholders and the shares of our common stock that they may offer and sell from time to time under this prospectus.

			Percentage of shares
			Hythiam common stock
			beneficially owned
	Shares of Hythiam common	Number of shares of	Before offering	After offering
	stock to be resold in the	Hythiam common stock	of the resale	of the resale
Selling Shareholders(1)	offering(2)	owned(3)	shares	shares(2)(3)

Tratamientos Avanzados de la Adicción S.L. Avda. Fuentalarreina 8 Madrid Spain 28007 Attn: Juan José Legarda	83,221	83,221	*	0

CEOcast, Inc. 55 John Street, 11th Floor New York, NY 10038 Attn: Michael Wachs	8,322	8,322	*	0

			Percentage of shares
			Hythiam common stock
			beneficially owned
	Shares of Hythiam common	Number of shares of	Before offering	After offering
	stock to be resold in the	Hythiam common stock	of the resale	of the resale
Selling Shareholders(1)	offering(2)	owned(3)	shares	shares(2)(3)

Rachel Glicksman C/O CEOcast, Inc. 55 John Street, 11th Floor New York, NY 10038	100,000	200,000	*	*

London Family Trust 212 Aurora Drive Montecito, CA 93108 Attn: Robert S. London	100,000	100,000	*	0

Baystar Capital II, L.P. 80 E. Sir Francis Drake Blvd., #2B Larkspur, CA 94939 Attn: Steven Lamar	222,222	222,222	*	0

Northwood Capital Partners, L.P. 1150 1st Avenue, Suite 600 King of Prussia, PA 19406 Attn: Robert Berlacher	50,000(5)	75,000	*	*

Act Capital Partners, L.P. 992 Old Eagle School Rd.,Ste. 915 Wayne, PA 19087 Attn: Amir L. Ecker	35,000	42,500	*	*

Amir L. Ecker c/o Act Capital Partners, L.P. 992 Old Eagle School Rd.,Ste. 915 Wayne, PA 19087	15,000	20,000	*	*

Valor Capital Partners, L.P. 137 Rowayton Ave Rowayton, CT 06853 Attn: John M. Kratky III	250,000	250,000	*	0

Southwell Partners, L.P. 1901 N. Akard Street Dallas, TX 75201 Attn: Wilson S. Jaeggli	550,000	550,000	1.8%	0

Harry & Brenda Mittelman 12100 Kate Drive Los Altos Hills, CA 94022	11,500	41,500	*	*

Brenda Mittelman 12100 Kate Drive Los Altos Hills, CA 94022	8,500	8,500	*	0

Hathaway Partners, L.L.P. 119 Rowayton Ave Rowayton, CT 06853 Attn: Brian K. Hathaway	30,000	30,000	*	0

Porter Partners, L.P. 300 Drakes Landing Rd., Suite 175 Greenbrae, CA 94904 Attn: Sean Lamb	52,778	74,778	*	*

Europa International, Inc. c/o Knoll Capital Mgt 200 Park Avenue, Suite 3900 New York, NY 10166 Attn: Fred Knoll	500,000	699,200	1.7%	*

Knoll Capital Fund II Master Fund Ltd. c/o Knoll Capital Mgt. 200 Park Avenue, Suite 3900 New York, NY 10166 Attn: Fred Knoll	484,000	823,000	1.6%	*

Cabernet Partners, L.P. 676 Church Road Villanova, PA 19085 Attn: Robert Berlacher	25,000(5)	50,000	*	*

Insignia Partners, L.P. 325 Bryn Mawr Avenue Bryn Mawr, PA 19010 Attn: Bruce Terker	60,000	75,000	*	*

			Percentage of shares
			Hythiam common stock
			beneficially owned
	Shares of Hythiam common	Number of shares of	Before offering	After offering
	stock to be resold in the	Hythiam common stock	of the resale	of the resale
Selling Shareholders(1)	offering(2)	owned(3)	shares	shares(2)(3)

Chardonnay Partners, L.P. 676 Church Road Villanova, PA 19085 Attn: Robert Berlacher	10,000(5)	15,000	*	0

RTCL Partners 305 Princeton Court Bryn Mawr, PA 19010 Attn: Richard C. Walling, Jr.	10,000	10,000	*	0

Richard C. Walling, Jr. 305 Princeton Court Bryn Mawr, PA 19010	10,000	10,000	*	0
Bear Stearns Securities Corp. Custodian FOB Steven Emerson Roth IRA 1522 Ensley Ave Los Angeles, CA 90024	100,000	100,000	*	0
Bear Stearns Securities Corp. Custodian FOB Steven Emerson Roth IRA II 1522 Ensley Ave Los Angeles, CA 90024	400,000	400,000	1.3%	0

Meteoric, L.P. 23805 Stuart Ranch Road #105 Malibu, CA 90265 Attn: Anthony R. Danaher	27,000	27,000	*	0

Rosebury, L.P. 23805 Stuart Ranch Road #105 Malibu, CA 90265 Attn: Anthony R. Danaher	33,000	33,000	*	0

Gracie Capital 950 Third Avenue, 29th Floor New York, NY 10022 Attn: Dan Nir	777,778	777,778	2.6%	0

Edward R. Smith 223 East 59th St., Apt. 3 New York, NY 10022	22,222	34,722	*	*

Orlando Muyshondt 950 Third Avenue, 29th Floor New York, NY 10022	44,444	69,444	*	*

Sargeant Capital Ventures, LLC 950 Third Avenue, 29th Floor New York, NY 10022 Attn: Dan Nir	44,444	44,444	*	0

Ivan M. Lieberburg, Ph.D., M.D. 85 Hillcrest Rd. Berkeley, CA 94705	44,444	44,444	*	0

The Jack Silver Holding Company LP 920 Fifth Avenue #3B New York, NY 10021 Attn: Jack Silver	444,444	444,444	1.5%	0

Clarion Capital Corporation 1801 East Ninth St., Suite 1120 Cleveland, OH 44114 Attn: Mort A. Cohen	25,111	25,111	*	0

Clarion Partners, L.P. 1801 East Ninth St., Suite 1120 Cleveland, OH 44114 Attn: Mort A. Cohen	30,000	30,000	*	0

Clarion Offshore Fund, Ltd. 1801 East Ninth St., Suite 1120 Cleveland, OH 44114 Attn: Mort A. Cohen	30,000	30,000	*	0

			Percentage of shares
			Hythiam common stock
			beneficially owned
	Shares of Hythiam common	Number of shares of	Before offering	After offering
	stock to be resold in the	Hythiam common stock	of the resale	of the resale
Selling Shareholders(1)	offering(2)	owned(3)	shares	shares(2)(3)

Morton A. Cohen, TTEE FBO The Morton A. Cohen Revocable Living Trust 1801 East Ninth St., Suite 1120 Cleveland, OH 44114	26,000	26,000	*	0

Bexley Partners, L.P. 49 Pleasant Ridge Rd. Harrison, NY 10528 Attn: Marc Cummins	100,000	100,000	*	0

Marc Cummins, SEP IRA 49 Pleasant Ridge Rd. Harrison, NY 10528	19,222(4)	19,222	*	0

Cummins Children’s Trust 49 Pleasant Ridge Rd. Harrison, NY 10528 Attn: Lisa Cummins	23,000(4)	23,000	*	0

C.F. Partners, L.P. 49 Pleasant Ridge Rd. Harrison, NY 10528 Attn: Marc Cummins	22,000(4)	22,000	*	0

Marc Cummins SEP IRA 49 Pleasant Ridge Rd. Harrison, NY 10528	23,000(4)	23,000	*	0

Lisa Cummins 49 Pleasant Ridge Rd. Harrison, NY 10528	35,000(4)	35,000	*	0

Potomac Capital International Ltd. 153 E. 53rd Street, 26th Floor New York, NY 10022 Attn: Paul J. Solit	25,300	35,600	*	*

Pleiades Investment Partners-R, LP 153 E. 53rd Street, 26th Floor New York, NY 10022 Attn: Paul J. Solit	33,600	47,100	*	*

Potomac Capital Partners, L.P. 153 E. 53rd Street, 26th Floor New York, NY 10022 Attn: Paul J. Solit	52,211	73,511	*	*

Brooke Capital, LLC 826 Broadway, Suite 900 New York, NY 10003 Attn: David Zazoff	6,111	6,111	*	0

Selwyn Partners, L.P. 315 Old Ivy Way, Suite 302 Charlottesville, VA 22903 Attn: Victor M. Dandridge III	30,000	30,000	*	0

Burlingame Equity Investor, L.P. One Sansome Street, Suite 2900 San Francisco, CA 94104 Attn: Blair E. Sanford	75,000	75,000	*	0

*	Less than 1%.

(1)	This table is based upon information supplied to us by the Selling Shareholders. With respect to selling shareholders which are entities, the natural persons listed have been identified as having the power to vote and dispose of the shares owned.

(2)	Assumes that the Selling Shareholders sell all of the shares available for resale under this prospectus.

(3)	Excludes shares included in the Registration Statement on Form S-1/A filed with the SEC on June 23, 2004, and incorporated herein by reference. Includes shares reported purchased on open market.

(4)	Our board member Marc G. Cummins may be deemed to directly or beneficially own these shares under Rule 16a-1(a).

(5)	Represents shares issued to affiliates of registered broker dealer who, with respect to the shares of common stock they may sell pursuant to this prospectus, may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Relationship of Selling Shareholders to the Company

         Marc G. Cummins and Ivan M. Lieberburg, Ph.D., M.D. are members of our board of directors. Tratamientos Avanzados de la Adicción S.L. is owned and controlled by Dr. Juan José Legarda, a former member of our board of directors, and a member of our scientific advisory board and clinical advisory board. None of the other Selling Shareholders listed above has held any position or office, or has had any material relationship, with Hythiam or any of our affiliates within the past three years.

PLAN OF DISTRIBUTION

         We do not know of any plan of distribution for the resale of our common stock by the Selling Shareholders. Hythiam will not receive any of the proceeds from the sale by the Selling Shareholders of any of the resale shares.

         We expect that the Selling Shareholders or transferees may sell the resale shares from time to time in transactions on the Amex or any exchange upon which the company may become listed, in privately negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may sell the resale shares to or through broker-dealers, and such broker-dealers may receive compensation from the Selling Shareholders or the purchasers of the resale shares, or both.

         At any time a particular offer of resale shares is made, to the extent required, a supplemental prospectus will be distributed which will set forth the number of resale shares offered and the terms of the offering including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the resale shares purchased from the Selling Shareholders, any discounts, commission and other items constituting compensation from the Selling Shareholders and any discounts, concessions or commissions allowed or paid to dealers. We do not presently intend to use any forms of prospectus other than print.

         As noted in the table of Selling Shareholders, some of the Selling Shareholders are affiliates of a registered broker dealer who, with respect to the shares of our common stock they may sell pursuant to this prospectus, may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. The Selling Shareholders and any broker-dealers who act in connection with the sale of resale shares hereunder may be deemed to be “underwriters” as that term is defined in the Securities Act and any commissions received by them and profit on any resale of shares might be deemed to be underwriting discounts and commissions under the Securities Act.

         Any or all of the sales or other transactions involving the resale shares described above, whether by the Selling Shareholders, any broker-dealer or others, may be made pursuant to this prospectus. In addition, any resale shares that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus.

         In order to comply with the securities laws of certain states, if applicable, the resale shares may be sold in such jurisdictions only through registered or licensed brokers or dealers.

         The Selling Shareholders and any other persons participating in the sale or distribution of the resale shares will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act, including Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of our common stock by the Selling Shareholders or other persons. Under these rules and regulations, the Selling Shareholders and other persons participating in the sale or distribution:

•	may not engage in any stabilization activity in connection with our common stock,

•	must furnish each broker which offers resale shares covered by this prospectus with the number of copies of this prospectus and any supplement which are required by the broker, and

•	may not bid for or purchase any of our common stock or attempt to induce any person to purchase any of our common stock other than as permitted under the Exchange Act.

         These restrictions may affect the marketability of any resale shares offered by the Selling Shareholders.

         We will make copies of this prospectus available to the Selling Shareholders and have informed the Selling Shareholders of the need for delivery of a copy of this prospectus to each purchaser of the resale shares prior to or at the time of any sale of the resale shares offered hereby.

         We may suspend the effectiveness or use of, or trading under, the registration statement if we shall determine that the sale of any securities pursuant to the registration statement would:

•	materially impede, delay or interfere with any material pending or proposed financing, acquisition, corporate reorganization or other similar transaction involving the company for which we have authorized negotiations; materially adversely impair the consummation of any pending or proposed material offering or sale of any class of securities by the company, or

•	require disclosure of material nonpublic information that, if disclosed at such time, would be materially harmful to the interests of the company and our stockholders.

         All costs and expenses associated with registering the resale shares being offered hereunder with the SEC will be paid by the company.

         The Selling Shareholders may agree to indemnify certain persons including broker-dealers or others, against certain liabilities in connection with any offering of the resale shares including liabilities under the Securities Act. We have not agreed to indemnify any Selling Shareholders, their broker-dealers or others against any liabilities in connection with any offering of the resale shares including liabilities under the Securities Act. We may enter into agreements with the Selling Shareholders regarding, among other things, the ability of the Selling Shareholders to sell shares registered for resale under the registration statement and compliance by the selling stockholder with the Securities Act and the Exchange Act.

LEGAL MATTERS

         Certain legal matters in connection with this prospectus will be passed upon for us by Greenberg Traurig, LLP. Greenberg Traurig and its attorneys hold no shares of our common stock, but have been issued warrants to purchase up to 50,000 shares of our common stock, which vest one-third per year over three years.

MATERIAL CHANGES

         The following unaudited condensed consolidated pro forma balance sheet as of September 30, 2004 gives effect to the issuance and sale of 5,017,331 shares of common stock at $4.50 per share on December 14 and 15, 2004. It does not purport to be indicative of the results that would actually have been obtained if this transaction had occurred on the date indicated, or that may be obtained in the future. It should be read in conjunction with the financial statements and the notes thereto in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

HYTHIAM, INC. AND SUBSIDIARY (1)
(a Development Stage Company)
CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET
SEPTEMBER 30, 2004
(unaudited)

(Dollars in thousands, except share data)

		Pro Forma
		Adjustments
	Actual	(2)		Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$1,074	$		$1,074
Marketable securities	8,515	21,129	(a)	29,644
Receivables	55			55
Prepaids and other current assets	288			288

Total current assets	9,932	21,129		31,061
Long-term assets
Property and equipment, net	2,144			2,144
Intellectual property, net	2,650			2,650
Deposits and other assets	440			440

	$15,166	$21,129		$36,295

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,290	$		$1,290
Accrued compensation and benefits	884			884
Other accrued liabilities	206			206

Total current liabilities	2,380	—		2,380

Long-term liabilities
Deferred rent liability	86			86
Commitments and contingencies
Stockholders’ equity
Preferred stock, $.0001 par value; 50,000,000 shares authorized; no shares issued and outstanding	—			—
Common stock, $.0001 par value; 200,000,000 shares authorized; 24,997,809 shares issued 24,637,809 outstanding, actual and 30,015,140 issued and 29,655,140 shares outstanding, pro forma (c)	3			3
Additional paid-in-capital	24,822	21,274		46,096
Deficit accumulated during the development stage	(12,125)	(145	)(b)	(12,270)

	12,700	21,129	(a)	33,829

	$15,166	$21,129		$36,295

See accompanying notes.

Notes to the Condensed Consolidated Pro Forma Balance Sheet (unaudited):

(1) On November 8, 2004, Hythiam International (Cayman) Ltd. was formed as a wholly-owned subsidiary in order to exploit, market, sell and license our intellectual property into the international marketplace.

(2) Pro forma adjustments included in the unaudited condensed consolidated pro forma balance sheet are based upon currently available information and certain assumptions that Hythiam’s management believes are reasonable. The pro forma adjustments reflect the effect of the sale of 5,017,331 common shares on December 14 and 15, 2004, applied retroactively to the balance sheet as of September 30, 2004 as if the transaction had occurred on that date.

(a) Represents gross proceeds of $22,578,000 from sale and issuance of 5,017,331 common shares at $4.50 per share, less approximately $1,229,000 in placement agent fees and $220,000 in other transaction costs.

(b) Represents estimated expenses related to the registration of the securities.

(c) The difference between the issued and outstanding number of shares relates to 360,000 common shares to be issued at a future date conditional upon occurrence of certain events. For financial reporting purposes such shares are considered issued but not outstanding. Share information excludes 4,853,000 shares of common stock issuable upon exercise of stock options, 1,389,528 shares of common stock issuable upon exercise of warrants outstanding as of September 30, 2004, and 83,221 common shares issued and warrants exercised for 9,452 shares after September 30, 2004.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents are specifically incorporated by reference into this prospectus:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2003;

(2)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2004;

(3)	Our Proxy Statement on Form DEFR14A for our annual meeting of stockholders held on June 18, 2004;

(4)	Our Current Reports on Form 8-K filed with the SEC on May 11, October 6, 12, 18 and 27, November 29, and December 15 and 17, 2004;

(5)	The Description of Capital Stock contained in our Registration Statement on Form S-1/A filed with the SEC on June 23, 2004; and

(6)	All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering.

         We will provide each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus. We will provide this information upon written or oral request at no charge to the requester. The request for this information must be made to the following:

Investor Relations
Hythiam, Inc.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025
(310) 444-4300

         We electronically file reports, proxy and information statements and other information with the Securities and Exchange Commission. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our Internet address is http://www.hythiam.com.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The Selling Shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

5,108,874 Shares

Common Stock

PROSPECTUS

Hythiam, Inc.

__________________, 2005

PART II

Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

         The following table sets forth the various costs and expenses payable by the registrant in connection with the sale of the common stock being registered. Any broker-dealer discounts and commissions will be payable by the Selling Shareholders. Except for the SEC registration fee, all the amounts shown are estimates.

SEC registration fee	$4,000
Legal fees and expenses	80,000
Accounting fees and expenses	25,000
Printing and related expenses	5,000
Miscellaneous	86,000

Total	$200,000

Item 15. Indemnification of Officers and Directors

         Under Section 145 of the Delaware General Corporation Law, the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The registrant’s articles of incorporation and by-laws provide that the registrant shall indemnify its officers and directors to the fullest extent not prohibited by law.

Item 16. Exhibits

Exhibit No.	Description

4.1	Specimen of Common Stock Certificate(1)
4.2	Form of Registration Rights Agreement(2)
5.1	Opinion of Greenberg Traurig, LLP(3)
23.1	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1 hereto)
23.2	Consent of BDO Seidman, LLP(3)
24.1	Power of Attorney(3)

(1)	Previously filed exhibit of same number to the registration statement on Form S-1 filed with the SEC on January 30, 2004 and incorporated by reference herein.

(2)	Previously filed as Exhibit 99.2 to the current report on Form 8-K filed with the SEC on December 15, 2004 and incorporated herein by reference.

(3)	Previously filed as exhibit of same number to the registration statement on Form S-3 filed with the SEC on December 23, 2004 and incorporated by reference herein.

Item 17. Undertakings

         The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such financial information.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 14th day of January 2005.

HYTHIAM, INC.
By:	/s/ TERREN S. PEIZER
Terren S. Peizer
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Terren S. Peizer and Chuck Timpe, or any one of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

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Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ TERREN S. PEIZER Terren S. Peizer	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	January 14, 2005

/s/ CHUCK TIMPE Chuck Timpe	Chief Financial Officer (Principal Financial and Accounting Officer)	January 14, 2005

/s/ ANTHONY M. LAMACCHIA Anthony M. LaMacchia	Director and Chief Operating Officer	January 14, 2005

/s/ LESLIE F. BELL Leslie F. Bell	Director	January 14, 2005

/s/ HERVÉ DE KERGROHEN Hervé de Kergrohen	Director	January 14, 2005

/s/ RICHARD A. ANDERSON Richard A. Anderson	Director	January 14, 2005

/s/ IVAN M. LIEBERBURG Ivan M. Lieberburg	Director	January 14, 2005

/s/ MARC G. CUMMINS Marc G. Cummins	Director	January 14, 2005

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